Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

LIPOCINE INC.

Lipocine Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The name of this corporation is Lipocine Inc. and the date on which the Amended and Restated Certificate of Incorporation of the Company was originally filed with the Secretary of State of the State of Delaware was July 24, 2013 (the “Amended and Restated Certificate of Incorporation”).

SECOND: The Board of Directors of the Corporation has duly adopted resolutions proposing and declaring advisable that the Amended and Restated Certificate of Incorporation be amended as set forth herein and calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation.

THIRD: Article IV of the Amended and Restated Certificate of Incorporation is hereby amended to add the following paragraph at the end of Article IV as a new paragraph D:

D. Upon the effectiveness of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation adding this paragraph D (the “Effective Time”), each five to twenty shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.0001 per share, without any further action by the Company or the holder thereof, the exact ratio within the five to twenty range to be determined by the Board of Directors of the Company prior to the Effective Time and publicly announced by the Corporation, subject to the treatment of fractional share interests as described below (such combination, the “Reverse Stock Split”). No fractional shares will be issued in connection with the Reverse Stock Split. Any fractional shares that would otherwise be issuable as a result of the Reverse Stock Split will be rounded up to the nearest whole share; provided, that where shares are held in certificated form, the surrender of a stockholder’s Old Certificates (as defined below) will be required. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional share interests as described above.

FOURTH: On May 10, 2023, the Board of Directors of the Company determined that each seventeen (17) shares of the Company’s Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid, and non-assessable share of Common Stock, par value $0.0001 per share. The Company publicly announced this ratio on May 10, 2023.

FIFTH: The foregoing amendment has been duly approved by the board of directors of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SIXTH: The foregoing amendment has been duly approved by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SEVENTH: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall become effective at 5:00 pm Eastern Time on May 11, 2023.

IN WITNESS WHEREOF, Lipocine Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on this 10th day of May, 2023.

LIPOCINE INC.

By:	/s/ Mahesh V. Patel
Mahesh V. Patel
President and CEO